FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street Vancouver, BC V6C 1H2

Item 2 Date of Material Change

February 15, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on February 15, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

February 15, 2023.

Schedule "A"

HIVE

Source: *HIVE Blockchain Technologies Ltd.*

February 15, 2023 06:00 ET

HIVE Blockchain Announces Late Filing of Interim Financial Statements

VANCOUVER, British Columbia, Feb. 15, 2023 (GLOBE NEWSWIRE) -- HIVE Blockchain Technologies Ltd. (TSXV:HIVE) (Nasdaq: HIVE) (FSE: HBFA) (the "Company" or "HIVE") announces that as a result of an unforeseen tax notice received this morning in relation to one of our European subsidiaries, the Company will be unable to file its interim financial statements and accompanying management's discussion and analysis for the three and nine months ended December 31, 2022 (collectively, the "Interim Filings") by February 14, 2023, being the date that such filings are due under applicable Canadian securities law requirements. The late filing is the result of providing the Company adequate time to assess the potential impact, if any, of this notice on the Interim Filings. HIVE anticipates filing the Interim Filings on or before February 28, 2023.

Maintaining operations in so many different jurisdictions allows us to diversify our holdings, and access low-cost green power in stable areas. However, it also brings reporting complications, as each country is subject to its own unique filing and reporting requirements and procedures. Notably, HIVE has numerous subsidiaries in each country where it has operations, and the Company requires local accounting firms and advisors, to provide an independent review while complying with local policies. To address these, HIVE continues to seek opportunities to streamline its financial processes to facilitate faster reviewing, auditing, and reporting.

In response to the reporting delay, the Company has applied to the British Columbia Securities Commission for a management cease trade order (the "**MCTO**"), restricting the Company's chief executive officer and chief financial officer from trading the Company's shares until the Interim Filings are filed and the MCTO is revoked. The Company currently expects to file the Interim Filings on or before February 21, 2023 and will issue a press release announcing completion of these filings at such time. Until the Company files the Interim Filings, it will comply with the alternative information guidelines set out in National Policy 12-203 – *Management Cease Trade Order*. The guidelines, among other things, require the Company to issue biweekly default status reports by way of a news release for as long as the Interim Filings have not been filed. If the MCTO is granted, the general investing public will continue to be able to trade in the Company's shares through the duration of the MCTO.

We will keep investors updated as we move through this process.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors